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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
     UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF
                                     1934

                              THE WMF GROUP, LTD.
                       (Name of Subject Company (issuer))

                 PRUDENTIAL MORTGAGE CAPITAL ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                    PRUDENTIAL MORTGAGE CAPITAL COMPANY, LLC
                      (Names of Filing Persons (offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   000929289
                                 (CUSIP Number)

                            RICHARD A. HIBBARD, ESQ.
                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                              FOUR GATEWAY CENTER
                             NEWARK, NJ 07102-4069
                                 (973) 802-7674
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:

                              STEPHEN J. FRIEDMAN
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 909-6000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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For Immediate Release                            Contact: Kevin Heine
---------------------                                     (973) 802-7810
May 10, 2000
                                                          Grace Healy
                                                          (312) 540-4235

                      PRUDENTIAL MORTGAGE CAPITAL COMPANY
                         TO ACQUIRE THE WMF GROUP, LTD.

  -- Creates Full-Service Commercial Mortgage Financial Services Company With
                          Leading Industry Position --


     NEWARK, N.J. - Prudential Mortgage Capital Company, the commercial mortgage lending arm of The Prudential Insurance Company of America, and The WMF Group, Ltd. announced today that they have entered into a definitive merger agreement whereby Prudential Mortgage Capital Company will acquire WMF (NASDAQ: WMFG) in a transaction valued at $138 million. Under the merger agreement, WMF shareholders will receive $8.90 in cash per share of WMF common stock. The transaction is expected to close by the end of the second quarter, subject to any necessary third party and shareholder approvals.

     Located in Vienna, Virginia, WMF is one of the nation's largest commercial mortgage financial services companies. Its primary business activities include commercial and multi-family loan servicing, Fannie Mae and FHA loan origination, and asset
                                     -more-

Prudential Mortgage Capital/WMF...2

management for third-party institutional investors. Revenues in 1999 exceeded $65 million.

     David Twardock, president of Prudential Mortgage Capital Company, said, "The acquisition of WMF will give Prudential one of the most comprehensive product lines in the commercial mortgage industry. We will make these products available to our customers in any way they choose, whether through our trademarked PruEXPRESS network, independent brokers, directly or on-line."

      The acquisition of WMF creates an independent commercial mortgage servicing business with over $31 billion of assets. Annual loan originations at year-end 1999 totaled $5.5 billion on a combined basis.

     "We expect this acquisition to provide significant growth opportunities, building on the new organization's position as the fourth largest commercial mortgage firm in the United States and the largest originator of Fannie Mae and Federal Housing Administration-insured, multi-family mortgage loans. It will also speed Prudential's ongoing strategic expansion into the high-yield real estate debt business through WMF's Carbon Mesa subsidiary," said Twardock. "The highly-fragmented $1.4 trillion commercial real estate debt market offers substantial growth opportunities for a multi-product real estate finance firm with a strong focus on customers."

                                     -more-

Prudential Mortgage Capital/WMF...3
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     WMF's chairman and chief executive officer, Shekar Narasimhan, who will continue to lead the agency and asset management segments of the new organization, said, "This transaction offers excellent benefits to all of our key stakeholders. Shareholders will receive a significant premium over current market value, customers will enjoy more robust product and service offerings, and our employees will enjoy excellent career opportunities with Prudential. Given the dramatic changes underway in our business with technological advances and consolidation, joining with a major long-term player is a `win-win' for both sides."

     The purchase of WMF by Prudential includes all subsidiary companies and operations, including the Fannie Mae DUS, FHA, funds management, capital markets and commercial mortgage brokerage operations. However, because Prudential believes owning units that have other correspondent lending relationships represents a conflict of interest, the company said it expects to work closely with current management of WMF's commercial mortgage brokerage unit to determine the best way to divest itself of that unit while maintaining an ongoing strategic relationship.

     In accordance with the merger agreement, Prudential Mortgage Capital Company expects to commence on or prior to May 24, 2000, a tender offer for all shares of common stock of WMF at a cash price of $8.90 per share. WMF's controlling
                                     -more-

Prudential Mortgage Capital/WMF...4

stockholders and certain members of its Board of Directors have agreed to tender all WMF shares owned by them. The tender offer is conditioned on the tender by those shareholders, as well as other customary conditions. Prudential Securities Incorporated will act as dealer manager for the tender offer.

     Following the completion of the tender offer, it is expected that a corporation controlled by Prudential Mortgage Capital Company will merge with WMF, with any remaining shares of WMF converted into cash at the same price as offered in the tender offer.

     Credit Suisse First Boston, a global investment banking firm, advised WMF on the sale of the company.

     Prudential is one of the largest life insurance companies in the United States and is among the largest financial institutions in the world. Prudential has more than $360 billion in assets managed and administered as of December 31, 1999 and serves more than 30 million customers worldwide, offering a variety of products and services, including life insurance, property and casualty insurance, mutual funds, annuities, pension and retirement related investments and administration, asset management, securities brokerage, and real estate and relocation. Prudential is headquartered in Newark, New Jersey. Visit the Prudential Web site at http://www.prudential.com.

                                 - Prudential -

    Investors and security holders are advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by Prudential Mortgage Capital Company with the

                                     -more-

Prudential Mortgage Capital/WMF...5

Securities and Exchange Commission, and the solicitation/recommendation statement will be filed with the Commission by WMF. Investors and security holders may obtain a free
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copy of these statements (when available) and other documents filed by
Prudential Mortgage Capital Company and WMF with the Commission at the Commission's web site at www.sec.gov. The tender offer statement and related offering materials may be obtained for free from Prudential Mortgage Capital Company, LLC, by directing such requests to: Susan Luthy, Prudential Mortgage Capital Company, Four Gateway Center, Newark, NJ 07102-4069, (973)367-4601, susan.luthy@prudential.com. The solicitation/recommendation statement and such other documents may also be obtained for free from WMF by directing such requests to: Jay Harrison, WMF Group, Inc., 1593 Spring Hill Road, Suite 400, Vienna, Virginia 22182, (703)610-1469, j.harrison@wmfg.com.

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Exchange Act of 1934 (the "Exchange Act"), including statements regarding the operations of The WMF Group, Ltd. during the interim period between the execution of the Merger Agreement and the consummation of the transactions contemplated thereby. The forward-looking statements are subject to various risks and uncertainties. Although the Company believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not vary materially from its expectations. Those risks and uncertainties include the failure of the certain conditions set forth in the Merger Agreement, adverse industry and economic conditions and adverse changes in interest rates, the secondary mortgage market or in assets securing mortgages. Other risk factors are detailed from time to time in the reports of the Company filed under the Exchange Act.